FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. ... 0.5
(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Matthews Phillip D. (Last) (First) (Middle)	4. Statement for Month/Day/Year September 30, 2002
70 South Lake Avenue, Suite 630 (Street)	5. If Amendment, Date of Original (Month/Day/Year)
Pasadena, California 91101-2601 (City) (State) (Zip)
2. Issuer Name and Ticker or Trading Symbol Wolverine World Wide, Inc. ("WWW")	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

FORM 4 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A.Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date
Stock Option (Right to Buy)	$17.91	4/25/02		A	V	3,853		4/25/02	4/24/12
Phantom Stock	(1)	12/31/01		A	V	63.4		(1)	(1)
Phantom Stock	(1)	1/1/02		A	V	14.8		(1)	(1)
Phantom Stock	(1)	1/31/02		A	V	65.7		(1)	(1)
Phantom Stock	(1)	2/1/02		A	V	29.9		(1)	(1)
Phantom Stock	(1)	2/15/02		A	V	16.3		(1)	(1)
Phantom Stock	(1)	2/28/02		A	V	61.7		(1)	(1)
Phantom Stock	(1)	3/31/02		A	V	54.1		(1)	(1)
Phantom Stock	(1)	4/1/02		A	V	12.4		(1)	(1)
Phantom Stock	(1)	4/25/02		A	V	14.0		(1)	(1)

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares
Common	3,853	N/A	3,853	D
Common	63.4	$15.11	see below	D
Common	14.8	$14.79	see below	D
Common	65.7	$14.58	see below	D
Common	29.9	$14.91	see below	D
Common	16.3	$15.35	see below	D
Common	61.7	$15.52	see below	D
Common	54.1	$17.70	see below	D
Common	12.4	$17.70	see below	D
Common	14.0	$17.91	see below	D

Explanation of Responses:
(1) Award of phantom stock pursuant to Outside Directors' Deferred Compensation Plan. Shares of common stock are issuable on a one-for-one basis in either a lump sum or installments after termination of service as a director or upon a change in control of the company.

By:	s/Phillip D. Matthews	October 2, 2002
	**Signature of Reporting Person	Date
Phillip D. Matthews
By Jeffrey A. Ott
Attorney-in-Fact

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
* **	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure

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FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. ... 0.5
(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Matthews Phillip D. (Last) (First) (Middle)	4. Statement for Month/Day/Year September 30, 2002
70 South Lake Avenue, Suite 630 (Street)	5. If Amendment, Date of Original (Month/Day/Year)
Pasadena, California 91101-2601 (City) (State) (Zip)
2. Issuer Name and Ticker or Trading Symbol Wolverine World Wide, Inc. ("WWW")	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

FORM 4 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A.Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date
Phantom Stock	(1)	4/30/02		A	V	53.4		(1)	(1)
Phantom Stock	(1)	5/1/02		A	V	28.7		(1)	(1)
Phantom Stock	(1)	5/31/02		A	V	54.2		(1)	(1)
Phantom Stock	(1)	6/30/02		A	V	56.6		(1)	(1)
Phantom Stock	(1)	7/9/02		A	V	15.3		(1)	(1)
Phantom Stock	(1)	7/31/02		A	V	66.6		(1)	(1)
Phantom Stock	(1)	8/1/02		A	V	36.9		(1)	(1)
Phantom Stock	(1)	8/16/02		A	V	16.1		(1)	(1)
Phantom Stock	(1)	8/22/02		A	V	59.0		(1)	(1)
Phantom Stock	(1)	9/30/02		A		63.2		(1)	(1)

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Title	Amount or Number of Shares
Common	53.4	$17.955	see below	D
Common	28.7	$17.89	see below	D
Common	54.2	$17.685	see below	D
Common	56.6	$16.92	see below	D
Common	15.3	$16.35	see below	D
Common	66.6	$14.395	see below	D
Common	36.9	$14.24	see below	D
Common	16.1	$15.49	see below	D
Common	59.0	$16.25	see below	D
Common	63.2	$15.16	11,858	D

Explanation of Responses:
(1) Award of phantom stock pursuant to Outside Directors' Deferred Compensation Plan. Shares of common stock are issuable on a one-for-one basis in either a lump sum or installments after termination of service as a director or upon a change in control of the company.

By:	s/Phillip D. Matthews	October 2, 2002
	**Signature of Reporting Person	Date
Phillip D. Matthews
By Jeffrey A. Ott
Attorney-in-Fact

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
* **	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure

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POWER OF ATTORNEY

                    The undersigned, a director and/or officer of Wolverine World Wide, Inc., a Delaware corporation (the "Company"), does hereby nominate, constitute and appoint Blake W. Krueger, George A. Andrews and Jeffrey A. Ott, or any one or more of them, his or her true and lawful attorneys and agents to do any and all acts and things and to execute and file any and all instruments which such attorneys and agents, or any of them, may deem necessary or advisable to enable the undersigned (in his or her individual capacity or in a fiduciary or other capacity) to comply with the Securities Exchange Act of 1934, as amended (the "Act"), and any requirements of the Securities and Exchange commission in respect thereof, in connection with the preparation, execution and filing of any report or statement of beneficial ownership or changes in beneficial ownership of securities of the Company that the undersigned (in his or her individual capacity or in a fiduciary or other capacity) may be required to file pursuant to Section 16(a) of the Act including, without limitation, full power and authority to sign the undersigned's name, in his or her individual capacity or in a fiduciary or other capacity, to any report or statement on Form 3, 4 or 5, or to any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, hereby ratifying and confirming all that such attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

                    The undersigned agrees that the attorneys-in-fact named herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact. The undersigned also agrees to indemnify and hold harmless the Company and the attorneys-in-fact against any losses, claims, damages or liabilities (or actions in respect thereof) that arise out of or are based upon any untrue statement or omission of necessary fact in the information provided by the undersigned to the attorneys-in-fact for purposes of executing, acknowledging, delivering or filing Forms 3, 4, or 5, or any amendments or any successor forms thereto, or any form or forms adopted by the Securities and Exchange Commission in lieu thereof or in addition thereto, and agrees to reimburse the Company and the attorneys-in-fact herein for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

                    This authorization shall supersede all prior authorizations to act for the undersigned with respect to securities of the Company in these matters, which prior authorizations are hereby revoked, and shall survive the termination of the undersigned's status as a director and/or officer of the Company and remain in effect thereafter for so long as the undersigned (in his or her individual capacity or in a fiduciary or other capacity) has any obligation under Section 16 of the Act with respect to securities of the Company.

Date:	11/08/93	/s/Phillip D. Matthews
Phillip D. Matthews